
March 22, 2011

Dr. Cameron Durant
Executive Chairman and Director
Anavex Life Sciences Corp.
50 Harrison Street, Suite 315A
Hoboken, NJ 07030

> **Re:** **Anavex Life Sciences Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 27, 2010**
> **File No. 000-51652**

Dear Dr. Durant:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief